

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 28, 2023

Thomas P. Gallagher
Chief Executive Officer
Miami International Holdings, Inc.
7 Roszel Road, Suite 1A
Princeton, NJ 08540

> **Re: Miami International Holdings, Inc.**
> **Amendment No. 7 to**
> **Draft Registration Statement on Form S-1**
> **Submitted July 28, 2023**
> **CIK No. 0001438472**

Dear Thomas P. Gallagher:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 7 to Draft Registration Statements on Form S-1

Gatefold Graphics, page v

1.   We note the substantial number of graphics in the gatefold, including performance indicators without accompanying narrative disclosure. Please revise to ensure that any graphics and accompanying text provide a balanced view of your company and that graphics including metrics include cross-references to their respective discussion in the prospectus. We note your disclosure in these graphics that describe your company as "best trading platform," "top 40 innovators in the capital markets," and other statements of leadership. Please remove these references or revise to explain the basis and context of these awards. For guidance, please refer to Securities Act Forms Compliance and

Disclosure Interpretation 101.02.

Prospectus Summary
Our Growth Strategy
Further Monetizing and Enhancing Our Data and Analytics Capabilities, page 10

2.   We note your statements here and on page 172 that BSX has "recently begun publishing MIAX Pearl Equities market data to the Pyth Network." Please reconcile such statements with your press release dated September 21, 2021 announcing that BSX has commenced publishing MIAX Pearl Equities market data to the Pyth Network as of such date or advise.

Risk Factors, page 23

3.   Refer to your response to comment 4. On page 31, you state that "[t]he settlement process for physically settled crypto asset-related products differs from cash settled crypto-related product transactions in that these transactions are settled directly at the Bakkt Trust Company LLC, a crypto-asset custodian chartered under New York banking law and regulated by the New York Department of Financial Services (the "Bakkt Warehouse"), which may result in additional risks to customers of Dorman Trading." Please revise to disclose these "additional risks."

If a number of clearing members on MGEX, page 33

4.   Please move the second paragraph in this risk factor to the immediately preceding risk factor, as the discussion relates to settlement banks and not clearing members.

Risks Related To Owning A Clearing House
Settlement bank failures could pose both credit risks, page 33

5.   We note your disclosure on page 33 that "[t]he size of the MGEX and LedgerX clearing houses' credit and liquidity exposures to their settlement may be quite significant . . . ." Please revise to clarify your disclosure by adding the word "banks" after the word "settlement" or advise.

Risks Relating to Our Ownership of LedgerX
The past, current and future operation of LedgerX, page 34

6.   We note your disclosure on pages 35 and 197 that "LedgerX is responding to certain requests for information and documents from the CFTC's Division of Enforcement and may come under additional regulatory scrutiny, requests or investigations in the future" and that the requests relate to activities during the prior ownership of LedgerX by FTX. Please revise to discuss in your Legal Proceedings section on page 182.

<u>Crypto-asset custodial solutions and related technology, including the LedgerX custodial arrangements, page 35</u>

7.   Please revise to include a brief definition of "cold wallets," "warm wallets," and "hot wallets."

<u>Risks Related to Legal and Regulatory Matters</u>
<u>Regulatory action adversely affecting proprietary products exclusively licensed by us, page 48</u>

8.   Please update your disclosure here, on page 183 and throughout the filing in light of the recent ruling by the United States Court of Appeals for the District of Columbia Circuit relating to the SEC Order for SPIKES Futures (Cboe Futures Exchange, LLC v. SEC, 21-1038 (D.C. Cir.)(Jul. 28, 2023)), including without limitation any impact on or disruption to your product listings, business or financial condition, and the steps, if any, you will take to seek other regulatory relief with respect to SPIKES futures listings.

<u>There are significant regulatory hurdles to launching new crypto-related products, page 50</u>

9.   We note your disclosure on page 50 that "[a] number of enforcement actions and regulatory proceedings have since been initiated against crypto-assets . . . ." Please revise to clarify, if true, that you are referring to issuers of crypto assets.

<u>Changes to the legislative or regulatory environment may impose, page 52</u>

10.   Please update your disclosure here and on page 205 to reflect the most recent status of the draft legislation that would provide a statutory framework for the regulation of crypto assets.

<u>Dilution, page 76</u>

11.   You disclose that your historical net tangible book value as of March 31, 2023 was $(137.5) million and your historical net tangible book value per share was calculated based on 96,175,702 shares of non-puttable outstanding common stock as of March 31, 2023. Please show us how you determined that your historical net tangible book value per share as of March 31, 2023 was $(1.16) per share of your common stock.

<u>Unaudited Pro Forma Condensed Combined Financial Information, page 79</u>

12.   Please enhance your pro forma transaction accounting adjustments to disclose the underlying calculations of the related adjustments. Refer to Rule 11-02(a)(8) of Regulation S-X.

13.   Please enhance your disclosure of the (preliminary) purchase price allocation for the LedgerX Acquisition of adjustments made to the latest financial statements included in future amendments, e.g. cash and cash equivalents.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Contractual Obligations, page 145

14. We acknowledge your response to comment 18. Please respond to the following:
   - Tell us whether your non-GAAP measure is as calculated by the debt covenant of your senior secured loan agreement.
   - Tell us how you considered the disclosures discussed in Question 102.09 of the C&DI on non-GAAP measures.
   - Tell us why you refer to your credit facility and not your senior secured loan agreement in footnote 2 on pages 99, 113, and 128.

Business
Our Company, page 158

15. We note your statement on page 158 that you are a technology-driven leader in building and operating "regulated finances" across multiple asset classes and geographies. Please revise your disclosure to clarify what you mean by "regulated finance."

Our Growth Strategy
Further monetizing and enhancing our data and analytics capabilities, page 172

16. Refer to your response to comment 24. We note your statement that it is expected that BSX may be reissued tokens, although no specific timeline for such reissuance has been announced. Please disclose how many tokens BSX has earned but not yet received. Please also disclose whether you currently have any agreements with a third-party custodian with respect to custody and storage of the PYTH tokens, and, if so, describe the material terms of the agreement. Also revise your risk factors section to describe the risks of using a hot wallet as compared to a cold wallet. In this regard, we note your disclosure on page 36 that "[c]rypto-assets held held in cold, warm and hot wallets are also subject to the risk of theft and cybersecurity attacks."

Regulatory Environment and Compliance
CFTC Regulation - MGEX and LedgerX, page 191

17. We note your disclosure on page 191 that LedgerX accepts Bitcoin and Ether crypto assets for collateral and for the payment of fees. Please disclose whether you intend to hold the crypto assets for investment or convert them into fiat currency or other crypto assets after receipt. In addition, please disclose how and when you calculate the value of the crypto assets used for payment of fees.

18. We note your disclosure on page 191 that during the contract lifecycle LedgerX exercises control over crypto assets as it holds private keys to the hot wallet. Please revise your risk factors section to describe any risks and challenges related to the storage or custody of the private keys granting access to the crypto assets, including without limitation the threat of a cybersecurity breach.

Underwriting, page 267

19.   Refer to your response to comment 13 in our letter dated September 6, 2022. Please revise your disclosures on pages 268 and 269 to remove the implication that Regulation M distribution would potentially continue and that the applicable restricted period may not have ended. In addition, please clarify the scope of any possible "stabilizing" activities.

20.   We note your disclosures relating to the various activities the underwriters and their affiliates are engaged in, have performed, or may from time to time perform. Please revise your disclosure here and throughout to confirm that the underwriters and their affiliates have only engaged in, and will only engage in, such activities in accordance with the limitations and restrictions of Rules 101 and 102 of Regulation M.

Miami International Holdings, Inc. Financial Statements
Consolidated Balance Sheets, page F-4

21.   We acknowledge your response to comment 27. Based on your disclosure, the extinguishment of the liability associated with outstanding puttable common stock is a key aspect of this offering. Please tell us how you considered Rule 5-02.27 of Regulation S-X and ASR 268 in your presentation.

Consolidated Statements of Operations, page F-5

22.   In response to comment 28 you told us that you only include transaction-based expenses in the line item described as *cost of revenues* and this amount is used to determine the line item *revenues less cost of revenues*. Please revise so that the description of the line items is consistent with its components, such as labeling the line items *transaction-based expenses* and *total revenues less transaction-based expenses*.

Note 4. Revenue Recognition
Consideration Payable to a Customer, page F-20

23.   We acknowledge your response to comment 31. Your response did not fully address our comment. Please respond to the following:
   •   In your response you told us that liquidity payments are determined based on published rates that you may update. Tell us how you determine the published rates. Tell us about your pricing strategy where liquidity payments result in inverted pricing.
   •   You told us that liquidity payments do not exceed the fair value of the distinct services provided by your customers but you did not explain the basis for your response. Tell us why. Tell us whether you performed a fair value measurement for those services and, if you did, the results. Specifically address liquidity payments that result in inverted pricing.
   •   Under ASC 606-10-32-26, if the amount of consideration payable to a customer exceeds the fair value of the distinct good or service that you receive from the

customer, then you should account for the excess as a reduction of the transaction price. Further, if you cannot reasonably estimate the fair value of the good or service received from the customers, you should account for all of the consideration payable to the customer as a reduction of the transaction price. Tell us how you considered this guidance in your accounting for the liquidity payments, including those that result in inverted pricing.

Note 11. Goodwill and Intangible Assets, page F-28

24.   We acknowledge your response to comment 33. We note that you account for your cryptocurrencies as intangible assets. Tell us how you considered the guidance in ASC 350-30-45-2 to classify impairment of intangible assets within continuing operations. In light of the classification requirement, tell us your consideration for reclassifying charges for impairment of cryptocurrencies within operating expenses.

LedgerX LLC, page F-118

25.   We note your disclosure on page 195 that participant crypto-asset margin deposits are maintained in LedgerX's participant digital wallets and are not commingled with LedgerX's proprietary crypto-assets. Please enhance your disclosures to clarify what proprietary crypto-assets LedgerX holds for the periods presented. Please also enhance your summary of significant accounting policies to disclose the nature and accounting of LedgerX other current assets and other assets for the periods presented.

Note 4. Participant Margin Deposits, page F-126

26.   We note that in conjunction with LedgerX clearing house activities as the central counterparty to settlement, customer digital assets held as collateral are recognized as safeguarded customer digital assets offset with safeguarded customer digital asset liabilities. Please address the following:
   • Tell us and enhance your disclosures to clarify the legal and accounting ownership of the custodied digital assets upon receipt, prior to, at settlement and after settlement. Refer to SAB 121.
   • Tell us and enhance your disclosures to clarify the basis of your determination to recognize a safeguarding crypto-asset liability and offsetting asset instead of recognition of custodied digital assets and offsetting liability to return those digital assets since during the contract lifecycle you exercise control over crypto-assets (page 191) and you control participant accounts held at BitGo Trust on behalf of LedgerX. Refer to SAB 121.
   • Tell us and enhance your disclosures of how you monitor and evaluate the availability of the BitGo Trust $250 million insurance policy that applies to all BitGo Trust balances against your potential crypto-asset losses.
   • Tell us and disclose how many days during the periods presented have crypto-assets in warm or hot wallets exceeded the total amount of your primary crime insurance policy and were swept into BitGo Trust cold wallets.

- Tell us and enhance our disclosures to clarify if you have right to the increases in fair value of customer digital assets from receipt to settlement and if so, how you account for the increases.

You may contact Kate Tillan at 202-551-3604 or Michelle Miller at 202-551-3368 if you have questions regarding comments on the financial statements and related matters. Please contact Lulu Cheng Immergut at 202-551-3811 or Sonia Bednarowski at 202-551-3666 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Crypto Assets